(202) 828-3568 sjutkowitz@seyfarth.com Writer’s direct fax (202) 641-9268	975 F Street, N.W. Washington, DC 20004 (202) 463-2400 fax (202) 828-5393 www.seyfarth.com

October 1, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:           India Globalization Capital, Inc.
Pre-effective Amendments 3 and 4 to Registration Statement on Form S-1
Filed May 10 and 12, 2010
File No. 333-163867

Dear Ms. Long:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to India Globalization Capital, Inc. (the “Company") dated May 24, 2010 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1.  Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or F1NRA, call us to confirm that FINRA. has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter that you have received from FINRA.

October 1, 2010

1.           We will provide the requested confirmation prior to effectiveness.

Staff Comment 2.   Refer to prior comment 1. India Globalization Capital may not omit the number of shares of common stock or the number of warrants being offered under this registration statement. Please disclose the number of shares of common stock and the number of warrants here and, as appropriate, throughout the prospectus and legal opinion. See Rule 430A of Regulation C under the Securities Act. For additional guidance, refer to Question and Answer 227.02 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's website at http://wwwlsec.gov.Refer to prior comment 1. India Globalization Capital may not omit the number of shares of common stock or the number of warrants being offered under this registration statement. Please disclose the number of shares of common stock and the number of warrants here and, as appropriate, throughout the prospectus and legal opinion. See Rule 430A of Regulation C under the Securities Act. For additional guidance, refer to Question and Answer 227.02 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's website at http://wwwlsec.gov.

2.           We have revised the securities being registered to set the aggregate amount at 4,000,000 shares of common stock, including shares issuable upon exercise of the warrants.  We will provide the precise number of shares and number of warrants offered under the registration statement in a subsequent pre-effective amendment.

Staff Comment 3.  Notwithstanding the response to prior comment 2 that the offering is an offering of common stock and warrants rather than units, disclosures continue to state that units are being offered. For example, refer to the first and second paragraphs on the prospectus' outside front cover page, the first and sixth paragraphs under "Plan of Distribution" on page 14, and the first paragraph under "Placement Agents' Fees" on page 15. Please revise appropriately throughout the prospectus

3.           Accompanying this letter we have filed Pre-Amendment No. 5 to the above-referenced filing (“Amendment No. 5”).  In Amendment No. 5 we have revised disclosure throughout the prospectus as appropriate to clarify that the offering is an offering of common stock and warrants rather than units.

Prospectus' Outside Front Cover Page

Staff Comment 4.  Notwithstanding the response to prior comment 9 that you checked the Rule 415 box, the box is not checked. Please check the box.

4.           We have checked the Rule 415 box in Amendment No. 5.

Cover Page of the Prospectus

Staff Comment 5.  We note the disclosure here and in the plan of distribution section that the placement agents are not purchasing or selling any securities. If the placement agents are not selling your securities, please explain their role.

October 1, 2010

5.           We have previously indicated on the cover page of the prospectus that the placement agents “will use their best efforts to arrange for the sale of the securities being offered.”  We have added this language to the Plan of Distribution section on page 14 of Amendment No. 5.

Plan of Distribution, page 14

Staff Comment 6.  Please reconcile the disclosure on the bottom of page 15 that your warrants are not expected to be eligible for trading on any market with the disclosure on the cover page that your warrants trade on the NYSE Amex Equities.

6.           The warrants being offered by the registration statement are of a different class than those currently listed on the NYSE Amex and have different terms.  We have revised the disclosure on page 15 and elsewhere in Amendment No. 5 to indicate this.

Exhibit 5.1

Staff Comment 7.  We note the "provided that" assumptions under 1 and 2 on page 2. It is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please delete the assumptions.

7.           We will file a revised opinion as an exhibit to a subsequent pre-effective amendment to the registration statement to address this comment.

Staff Comment 8.  Please remove the penultimate paragraph of the opinion.

8.           We will file a revised opinion as an exhibit to a subsequent pre-effective amendment to the registration statement to address this comment.

The Company appreciates the Staff’s comments with respect to the above-referenced filing and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (202) 828-3568 or by fax to (202) 641-9268 or to Mark Katzoff of our office at (617) 946-4887 or by fax to (617) 790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/Stanley S. Jutkowitz
Stanley S. Jutkowitz
MAK:mto

cc:           Ram Makunda
Mark A. Katzoff, Esq.
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